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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25

                           Notification of Late Filing

                                  [X] Form 10-K

                      For the year ended: December 31, 1999

                        Commission file number: 811-6268

Part I. - Registrant Information

                             SBM Certificate Company
             (Exact name of registrant as specified in its charter)

                      Minnesota                        41-1671595
           (State or other jurisdiction of          (I.R.S. Employer
            incorporation or organization)          Identification No.)

                515 West Market Street
                 Louisville, Kentucky                    40202
        (Address of principal executive offices)       (Zip Code)

Registrant's telephone number, including area code:  (502) 582-7900

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Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [x]

        (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [x]

        (c)  The accountant's statement or other exhibit required by Rule 12b-25
             (c) has been attached if applicable. [ ]

Part III--Narrative

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

        ARM Financial Group, Inc. ("ARM"), the parent company of SBM Certificate Company (the "Company"), has completed the sale of its insurance subsidiaries to The Western and Southern Life Insurance Company. ARM filed a voluntary petition for relief under chapter 11 of the U.S. Bankruptcy Code on December 20, 1999. In connection with the sale, all of ARM's officers resigned and all of ARM's employees ceased to be employees of ARM. ARM, under a management agreement, provided all administrative services to the Company, including the preparation of the Company's periodic reports under the Securities Exchange Act of 1934.

On February 17, 2000, ARM hired Walker, Truesdell, Radick & Associates ("WTR&A") as restructuring agent and appointed Hobart Truesdell of WTR&S as ARM's Chief Restructuring Officer. Currently, Mr. Truesdell is ARM's only officer and, as such, is responsible for executing ARM's Form 10-K on behalf of ARM. Because WTR&A has only recently become involved with ARM, it will be unable to fully and adequately review ARM's Form 10-K by the prescribed due date. Accordingly, ARM is also filing a Form 12b-25 indicating that it will file its Form 10-K for the year ended December 31, 1999 no later than the fifteenth calendar day following the prescribed due date.

The Company has been preparing its Form 10-K with the expectation that it will continue its historical practice of incorporating portions of ARM's Form 10-K by reference
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pursuant to General Instruction I (1) (a) and (b) of Form 10-K. The Company
would be unable to prepare these portions of its Form 10-K prior to the prescribed due date without unreasonable hardship or expense. Accordingly, the Company cannot, without unreasonable hardship or expense, file its Form 10-K for the year ended December 31, 1999 until the ARM Form 10-K for the year ended December 31, 1999 is filed.

Part IV--Other Information

        (1) Name and telephone number of person to contact in regard to this notification.

Hobart Truesdell, Chief Restructuring Officer (212) 687-1811
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        (2) Have all other periodic reports required under section 13 or 15 (d)
            of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
            [x] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            [ ] Yes [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             SBM Certificate Company

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on March 29, 2000.

                                            ARM FINANCIAL GROUP, INC.


                                            By: /s/ KEVIN L.HOWARD
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                                                Kevin L. Howard
                                                Secretary of the Company